UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

News release dated August 30, 2011 issued by the registrant announcing the results of its general meeting of shareholders (the “General Meeting”) held on August 30, 2011.

EXHIBITS

Exhibit No.	Description

1.1	News release dated August 30, 2011 issued by the registrant announcing the results of the General Meeting held on August 30, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: August 30, 2011	By:	/s/ Will Gardiner

Will Gardiner
Chief Financial Officer

Exhibit 1.1

30 August 2011

CSR plc

Results of General Meeting

CSR plc (LSE: CSR.L) (“CSR” or the “Company”) announces the passing of all resolutions proposed at its General Meeting held today at 3.00 p.m. (British Summer Time), including approval of the merger of a wholly owned subsidiary of the Company with and into Zoran Corporation (“Zoran”) (the “Merger”). The results of the General Meeting are set out below.

While the Company’s shareholders have approved the Merger, the Merger is still subject to approval of Zoran’s stockholders and certain other closing conditions.

	Ordinary Resolutions	Votes cast in favour and as a percentage of total votes cast	Votes cast against and as a percentage of total votes cast	Abstentions

1.	To approve the Merger with Zoran Corporation and authorise the allotment of ordinary shares in connection with the Merger	122,447,615 (98.93%)	1,326,676 (1.07%)	361,109

2.	To approve the CSR plc 2011 Executive Incentive Plan	117,677,284 (97.14%)	3,459,896 (2.86%)	2,998,220

3.	To amend the rules of the CSR plc Share Option Plan	114,666,688 (94.43%)	6,758,760 (5.57%)	2,709,951

4.	To grant authority to the directors under section 551 of the Companies Act 2006	117,280,272 (97.54%)	2,957,766 (2.46%)	3,897,362

	Special Resolutions

5.	To grant authority to the directors under section 570 of the Companies Act 2006	123,319,029 (99.96%)	45,946 (0.04%)	770,425

6.	To grant authority to the Company under section 701 of the Companies Act 2006	123,311,391 (99.98%)	28,939 (0.02%)	795,070

Enquiries:

Investors

CSR plc

Will Gardiner, Chief Financial Officer

Cynthia Alers, Director, Investor Relations

Tel: +44 (0) 1223 692000

FD (Financial Public Relations):

James Melville-Ross

Tel: +44 (0) 20 7831 3113 (GMT office hours)